UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Invesco CurrencyShares Japanese Yen Trust
(Name of Issuer)

Japanese Yen Shares
(Title of Class of Securities)

23130A102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,902
	6	SHARED VOTING POWER 155,145(1)
	7	SOLE DISPOSITIVE POWER 25,902
	8	SHARED DISPOSITIVE POWER 155,145(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,047
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.71% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents shares beneficially owned by Leuthold Core Investment Fund, Leuthold Global Fund and other advisory clients (see Item 2(a)).

(2)	This percentage is calculated based on 2,700,000 shares of beneficial interest outstanding, as publicly reported by the issuer.

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Core Investment Fund (a series of Leuthold Funds, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 145,298
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 145,298
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,298
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	This percentage is calculated based on 2,700,000 shares of beneficial interest outstanding, as publicly reported by the issuer.

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Global Fund (a series of Leuthold Funds, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,531
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,531
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,531
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.32% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	This percentage is calculated based on 2,700,000 shares of beneficial interest outstanding, as publicly reported by the issuer.

CUSIP No. 23130A102

Item 1(a).	Name of Issuer:

Invesco CurrencyShares Japanese Yen Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3500 Lacey Road, Suite 700, Downers Grove, IL  60515

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the “Leuthold Group”); (ii) Leuthold Funds, Inc., an investment company registered under the Investment Company Act of 1940, on behalf of its series, Leuthold Core Investment Fund; and (iii) Leuthold Funds, Inc., on behalf of its series, Leuthold Global Fund, to report that the Leuthold Global Fund has ceased to be the beneficial owner of more than five percent of the class of securities, and is no longer a filing person.  The Leuthold Group is the investment adviser to the Leuthold Core Investment Fund and to the Leuthold Global Fund and to other advisory clients.  Other than the Leuthold Core Investment Fund, no other advisory client currently has a greater than five percent position.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

150 South Fifth Street, Suite 1700, Minneapolis, MN  55402

Item 2(c).	Citizenship:

The Leuthold Group is a Delaware limited liability company.

Leuthold Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Japanese Yen Shares

Item 2(e).	CUSIP Number:

23130A102

CUSIP No. 23130A102

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒ An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒ An investment adviser in accordance with section 240.13d‑1(b)(1)(ii)(E).

Item 4.	Ownership:

The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management)

(a)	Amount Beneficially Owned: 181,047

(b)	Percent of Class: 6.71%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 25,902

(ii)	shared power to vote or to direct the vote: 155,145

(iii)	sole power to dispose or to direct the disposition of: 25,902

(iv)	shared power to dispose or to direct the disposition of: 155,145

Leuthold Core Investment Fund

(a)	Amount Beneficially Owned: 145,298

(b)	Percent of Class: 5.38%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 145,298

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 145,298

CUSIP No. 23130A102

Leuthold Global Fund

(a)	Amount Beneficially Owned: 8,531

(b)	Percent of Class: 0.32%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 8,531

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 8,531

Item 5.	Ownership of Five Percent or Less of a Class:

The Leuthold Global Fund has ceased to be the beneficial owner of more than 5 percent of the class of securities, and is no longer a filing person: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The advisory clients of the Leuthold Group, including the Leuthold Core Investment Fund and the Leuthold Global Fund, have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.  The investment management contracts of the advisory clients grant to the Leuthold Group all investment and voting power over the securities reported in this statement.  Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Leuthold Group is deemed to be the beneficial owner of the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

CUSIP No. 23130A102

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits.

Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the Reporting Person’s Schedule 13G filed January 20, 2017).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 3, 2021

The Leuthold Group, LLC
(d/b/a Leuthold Weeden Capital Management)

By: /s/ Roger Peters
      Roger Peters
      Chief Compliance Officer

Leuthold Funds, Inc., on behalf of
Leuthold Core Investment Fund
and Leuthold Global Fund

By: /s/ Roger Peters
      Roger Peters
      Vice President and Chief Compliance Officer